Exhibit 99.1

FOR RELEASE January 11, 2011, 8:00 a.m. ET

Pure Nickel’s Alaska Results Indicate Platinum Palladium Horizons.

Conference call details to discuss results provided below.

TORONTO: January 11, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to report results from a successful exploration season at its MAN, Alaska property. The objectives of the 2010 program were surpassed by the discovery of stratiform Platinum Group Element (PGE) horizons and the intersections of narrow, high grade nickel-copper massive sulphide.

Analysis of over 3,400 assay core samples has revealed stratigraphic horizons in the Alpha and Beta Complexes that have elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization (platinum + palladium) is present, similar to that found in other stratiform PGE bearing complexes elsewhere in the world. Laterally extensive platinum and palladium cyclicity patterns have been recognized over a distance greater than 2.7 kilometers in the Alpha complex, and share common features to the large layered intrusions of Bushveld (South Africa) and Stillwater Complexes (USA). In addition it is the first time that narrow intersections of high grade semi-massive sulphide lenses were discovered returning grades of 3.42% nickel and 4.27% copper.

Dr. Larry Hulbert Chief Consulting Geologist, D.Sc., P.Geo. commented, “By utilizing state of the art geological and geophysical analysis our exploration efforts at MAN continue to provide increasing optimism for the property. The geochemistry of the drill core is starting to reveal that PGE mineralized horizons are present and that they are remarkably similar to that of the PGE-bearing reef environments seen elsewhere in the world.” Dr. Hulbert earned his doctorate of science during 5 years work and study on the Bushveld Complex in South Africa.

The property is currently under a joint venture agreement with ITOCHU Corporation of Tokyo. ITOCHU could earn up to 75% by incurring $40 million of exploration expenditures on the MAN property by 2013. To date ITOCHU has earned a 30% interest in the property by y funding US $14 million on exploration since 2008.

During the 2010 exploration program the Company completed approximately 6700 metres of drilling, in a total of nine holes; six holes on the 30 km long Alpha Complex and three holes on the southern Beta complex.

Highlights from the 2010 drill program include:

1.	Two discrete PGE-enriched horizons have been identified on the Alpha Complex.

2.

The shallowest and thinnest PGE horizon (~ 12 m) was intersected at approximately 100-130m beelow surface and can be correlated in drill holes PNI-10-028,033,035 and 036 over a strikelength of 2.67 km.

3.

A thick (> 20 meters) disseminated sulphide horizon averaging 2.47% sulphide in drill hole PNI- 10-036 is also observed in hole PNI-10-028 at least 2.67 km apart. The relatively high Pt + Pd concentrations in rocks with such low sulphide content, and the associated well developed metal cyclicity recorded in these rocks is a characteristic feature of low-sulphide PGE-enriched environments that host reef type PGE mineralization.

4.

Drill hole PNI-10-036 returned combined Pt + Pd assays of 318ppb over greater than 20m. In previous year’s (2003) drill hole FL-009 (located 1.2 km east of PNI-10-036) returned assays of 1175 ppb Pt and 1022 ppb Pd (returning a combined Pt + Pd of 2.197 gms/ton) over 2.7 meters in rock with an average sulphide content of 2.97%. This suggests that a favourable magmatic environment was operative to develop Platinum Group Element enriched horizons in the central portion of the Alpha Complex.

5.

Hole PNI-10-036 returned a combined Pt and Pd value of 252.8 ppb over 165.9 metres. Typical background value of combined Pt and Pd in a peridotite ranges from 2.8 ppb to 29 ppb (Crocket J. H., 2002, Platinum-Group Element Geochemistry of Mafic and Ultramafic Rocks. CIM Special Volume 54, p. 177-210).

6.

Several thin (7-11cm) semi-massive nickel and copper sulphide zones were intersected in drill holes PNI-10-028 and 10-035 on the Alpha Complex, returned a maximum of 3.42% Ni and 4.27% Cu (see table below).

7.

Several drill holes (PNI-01-028, 029, 030, 033, 035, 036) encountered multiple disseminated sulphides zones ranging from 14.9 m to 139.75 m in thickness of disseminated nickel mineralization returning grades greater than 0.23% Ni (see table below).

Significant assay results and their corresponding breakdown from the 2010 drill holes are tabulated below along with drill hole information. The lengths reported are drill intersected core lengths and do not represent true widths.

Ni and Cu intersections from 2010 Drilling

Borehole	Area	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)
PNI-10-028	Alpha	383	453	70	0.25
PNI-10-028 (SMS)	Alpha	462.38	462.45	0.07	0.7	0.4
PNI-10-028	Alpha	615	681	66	0.23
PNI-10-029	Alpha	309	357	48	0.25
PNI-10-029	Alpha	358	399	41	0.24
PNI-10-029	Alpha	564	652	88	0.28
including	Alpha	624	631	7	0.35
PNI-10-030	Alpha	479	511	32	0.24
PNI-10-031	Beta	445.5	446.6	1.1		1.76
PNI-10-033	Alpha	350	391.3	41.3	0.23
PNI-10-035	Alpha	308.1	323	14.9	0.25	0.08
PNI-10-035	Alpha	345	362.7	17.7	0.28
PNI-10-035	Alpha	363	379	16	0.31
PNI-10-035	Alpha	391	415	24	0.30
PNI-10-035	Alpha	600	739.75	139.75	0.23
Including (SMS)	Alpha	713.74	713.85	0.11	3.42	4.27
PNI-10-036	Alpha	188	255.55	67.55	0.25
PNI-10-036	Alpha	284	311	27	0.33	0.13
including	Alpha	288	290	2	0.44	0.33
PNI-10-036	Alpha	319	354	35	0.28	0.15
including	Alpha	319	333	14	0.30	0.15
PNI-10-036	Alpha	396	426	30	0.31	0.14
PNI-10-036	Alpha	451	483	32	0.23
PNI-10-036	Alpha	503	553	50	0.24

Note: SMS = semi massive sulphide up ranging from 12.53% to 23.73% sulphide.

Pt + Pd intersections from the 2010 drilling program

Borehole	Area	From (m)	To (m)	Length (m)	Pt + Pd ppb
PNI-10-027	Beta	724	732	8	202.7
PNI-10-028	Alpha	349	368	19	164.0
PNI-10-028	Alpha	426	445	19	167.7
PNI-10-029	Alpha	253	307	54	158.3
PNI-10-030	Alpha	407	412	5	172.6
PNI-10-030	Alpha	471	517	46	185.0
PNI-10-031	Beta	93	104	11	150.6
PNI-10-031	Beta	332	341	9	178.6
PNI-10-031	Beta	353	359	6	211.1
PNI-10-031	Beta	503	504	1	1049.6
PNI-10-032b	Beta	63.8	64.94	1.14	835.5
PNI-10-035	Alpha	197	205	8	161.5
PNI-10-035	Alpha	308.1	323	12.9	195.8
PNI-10-036	Alpha	121	128	7	408.1
PNI-10-036	Alpha	219	236	17	200.1
PNI-10-036	Alpha	260.5	426	165.9	252.8
including	Alpha	286	310	24 (DS)	318.1
including	Alpha	317	323	6	310.4
including	Alpha	327	335	8	297.1
including	Alpha	337	354	17	273.3
including	Alpha	383	386	3	340.6
including	Alpha	396	426	30	261.1

Note: DS = disseminated sulphide. Average content is 2.47% sulphide (ranging from 0.26% to 4.8% sulphide)

“Every year of exploration advances our understanding of this vast property and continues to show increasing evidence of economic precious and base metals mineralization. Our confidence in the potential of this property took another step forward in 2010.” commented David McPherson Pure Nickel CEO and President. “As our exploration programs continue to evolve the property’s mineral potential, we will be focusing on the new horizon with a minimum 2.7 km strike length of platinum-palladium mineralization, the semi-massive high grade nickel-copper intersections and the emerging gold prospects in the Northern section of the property.”

Dr. Larry Hulbert, D.Sc.,P.Geo. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and supervised drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2010.

Core samples were delivered to Alaska Assay Laboratories preparation facilities in Fairbanks, Alaska for crushing and pulverizing. Pulps of the core were then forwarded to Acme Analytical Laboratories, Vancouver and chemical and assay analysis were conducted on the entire 2010 drill core (half cut NQ core). A 4 acid digestion followed by multi-element ICP-MS analyses was conducted on all samples. Analyses for platinum, palladium and gold were performed on a 30 gram fire assayed sample with an ICP-MS finish. QA/QC programs employ the insertion of external standards (certified CANMET reference material) and blanks every 20 samples. Acme Analytical Laboratories completes its own internal QA/QC by inserting a standard, blank, pulp duplicate, in every batch of 20 analyses. QA/QC compliance was rigorously checked on a continuous basis during the exploration program.

Conference Call Details

A conference call hosted by Mr. McPherson to discuss the exploration results will be held Tuesday January 11, at 11:00 am Eastern Time. A visual presentation to aid with the discussion will be available on our website at 10:45 pm Eastern Time at the following link http://www.purenickel.com/manresults. Dr. Larry Hulbert and Mr. Phillip Mudry will also participate on the call.

Conference Call-in Details

Operator Assisted Toll-Free Dial-In Number: (888) 241 - 0394
International Dial-In #: (647) 427 - 3413
Conference ID# 36294728

About Pure Nickel Inc.

Pure Nickel Inc. is a North American mineral exploration and development company with a premium portfolio of properties. Our properties are located in North America’s highest calibre geological environments for nickel, copper and platinum group metals (including gold).

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
Chief Executive Officer
T. (416) 868-1079
Email: alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com